UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Anne Goffard

Westend S.A.

10-12 avenue Pasteur

L-2310 Luxembourg

Luxembourg

(+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Westend S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,247,893 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,247,893 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.96% (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Stichting Administratiekantoor Westend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,247,893 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,247,893 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.96% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Mr. Pascal Minne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,247,893 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,247,893 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.96% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Artal Holdings Sp. z o.o., Succursale de Luxembourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,247,893 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,247,893 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.96% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Artal International Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,247,893 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,247,893 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.96% (See Item 5)
14	TYPE OF REPORTING PERSON OO

Westend S.A. (“Westend”), Stichting Administratiekantoor Westend (the “Stichting”), Mr. Pascal Minne, Artal Holdings Sp. z o.o., Succursale de Luxembourg (“Artal Holdings”) and Artal International Management S.A. (“Artal International Management”) hereby amend, as set forth below, their Statement on Schedule 13D filed with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2006, Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 2007, Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on March 31, 2009, Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2011 and Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on June 1, 2011 (the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of Weight Watchers International, Inc., a Virginia corporation (the “Company”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 4.	Purpose of the Transaction

The response to Item 4 of the Statement is hereby amended and supplemented by the following:

On February 14, 2012, the Company announced that its Board of Directors approved a “modified Dutch auction” self-tender offer for shares of Common Stock expected to commence the week of February 20, 2012 at a price per share not greater than $83.00 nor less than $72.00 (the “Offer”).

On February 14, 2012, prior to the public announcement of the Offer, Artal Holdings, an indirect subsidiary of Westend, and the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”), whereby, subject to the terms and conditions therein, Artal Holdings has agreed to sell to the Company and the Company has agreed to purchase from Artal Holdings such number of shares of Common Stock (rounded to the nearest whole number of shares) equal to the aggregate number of shares of Common Stock purchased by the Company in the Offer multiplied by a fraction, the numerator of which is 38,247,893 and the denominator of which is 35,355,510 (representing the outstanding shares of Common Stock held of record by Artal Holdings divided by the outstanding shares of Common Stock held of record by all shareholders of the Company other than Artal Holdings, each as of February 13, 2012).

The price per share paid by the Company for the shares of Common Stock purchased from Artal Holdings will be the same as is determined and paid by the Company to its other shareholders who tender shares of Common Stock pursuant to the Offer. Artal Holdings has agreed on behalf of itself and its affiliates, pursuant to the terms of the Purchase Agreement, not to tender any of its shares of Common Stock in the Offer. Pursuant to the terms of the Purchase Agreement, the consent of Artal Holdings is required for certain amendments to the terms of the Offer. The Purchase Agreement is attached as an exhibit to this Statement and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The responses to Item 5(a), Item 5(b) and Item 5(c) of the Statement are hereby amended and restated by the following:

(a)-(b) The information contained on the cover pages of this Amendment No. 7 to Schedule 13D is incorporated herein by reference.

As of the date hereof, Artal Holdings is the record owner of 38,247,893 shares, or approximately 51.96%, of the Common Stock outstanding (based on 73,603,403 shares of Common Stock issued and outstanding on February 13, 2012). Artal Luxembourg S.A. holds an irrevocable proxy with respect to 15,000,000 of these shares. Artal Holdings is a subsidiary of Artal Luxembourg S.A., which is a subsidiary of Artal International S.C.A., which is managed by its managing partner, Artal International Management, which is a subsidiary of Artal Group S.A. (together with Artal Holdings, Artal Luxembourg S.A., Artal International S.C.A. and Artal International Management, the “Artal Entities”), which is a subsidiary of Westend, which is a subsidiary of the Stichting, whose sole member of the Board is Mr. Pascal Minne. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock held of record by Artal Holdings.

(c) There have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the information contained in Item 4 of this Amendment No. 7 to Schedule 13D, which is herein incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 7	Stock Purchase Agreement, dated as of February 14, 2012, by and between Artal Holdings Sp. z o.o., Succursale de Luxembourg and Weight Watchers International, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Mr. Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Mr. Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE
/s/ Pascal Minne

ARTAL HOLDINGS SP. Z O.O., SUCCURSALE DE LUXEMBOURG

By:	/s/ Audrey Le Pit
Name:	Audrey Le Pit
Title:	Branch Manager

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

Dated: February 16, 2012